P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

July 10, 2023

Ms. Melissa Kindelan

Ms. Kathleen Collins

Mr. Austin Pattan

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nvni Group Limited

Registration Statement on Form F-4

Filed June 16, 2023

File No. 333-272688

Ladies and Gentlemen:

Thank you for your letter dated June 29, 2023, addressed to the undersigned, Pierre Schurmann, Chief Executive Officer of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 16, 2023 (the “Registration Statement”).

We appreciate the effort that went into the Staff’s comments and have carefully considered the Staff’s comments on the Registration Statement. Our responses to the Staff’s comments as well as certain other updated information are set forth below. To facilitate the Staff’s review, we have keyed our responses on the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow the comments. Where our response is contained in the Amendment No. 1 to the Registration Statement (the “Amendment”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

Defined terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Amendment.

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[1]	The page number mentioned in the heading refers to the page number of the Registration Statement and the page number mentioned in the response refers to the page number of the Amendment.

Frequently Used Terms, page i

1.

You define Exchange “Ratio” as the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00. However, this appears to define the calculation to determine the number of shares to be issued to former Nuvini Shareholders and not the ratio used to exchange Nuvini Ordinary Shares held at the time of the Contribution to New Nuvini Ordinary shares. Please explain and revise as necessary.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Questions and Answers About the Business Combination and the Special Meeting – What will happen in the Business Combination?” on page 8. By implementing this revision, “Exchange Ratio” is now uniformly used as a defined term throughout the Amendment based on how it is defined in the Amendment. Furthermore, the Company respectfully submits that inasmuch as the calculation provided in the definition of “Exchange Ratio” would result in a dollar value (and such definition does not pertain to a percentage or formula), the Company’s continued use of the word “ratio” in that defined term not only harmonizes its definition and usage with how that same term is defined and used in the Business Combination Agreement (a copy of which is filed as Annex A of the Amendment), but also aligns its definition and usage with market practice as may be seen in other similar issuers’ registration statements on Form F-4 filed with the Commission (e.g., Bitdeer Technologies Group’s Amendment No. 2 to Form F-4 filed March  23, 2023, on its page 6; Lavoro Limited’s Amendment No.  4 to Form F-4 filed January 31, 2023, on its page 11; Semantix, Inc.’s Amendment No.  5 to Form F-4 filed July 7, 2022, on its page 3).

Summary of the Proxy Statement/Prospectus

Nuvini and Nuvini S.A., page 22

2.	Please revise your discussion here regarding Nuvini S.A.’s various acquisitions to include the date of each acquisition as previously disclosed.

Response: In response to the Staff’s comment, the Company has revised the sections in the Amendment titled “Summary of the Proxy Statement/Prospectus – Nuvini and Nuvini S.A.” on pages 22 to 24 and “Business of Nuvini and Certain Information About Nuvini – Capabilities of the Nuvini Acquired Companies” on pages 226 to 228.

New Nuvini Earnout Shares, page 26

3.	We note your revised disclosures in response to prior comment 4. Please address the following:

•	Revise the first paragraph to clarify that the Earnout Agreements and Earnout Shares all relate to acquisitions made by Nuvini S.A.

•	Describe the circumstances under which Earnout Shares would not be paid to the persons designated in the Earnout Agreements.

•	Explain why such shares would ultimately be issued to Nuvini Shareholders as part of the Transaction Consideration referred to the Business Combination Agreement.

•	Ensure that the detailed information, such as dates and amounts owed, provided here and on page 143, is consistent with the disclosures on page F-78.

Response: In response to the Staff’s comment, the Company has revised the sections in the Amendment titled “Summary of the Proxy Statement/Prospectus – The Business Combination – New Nuvini Earnout Shares” on pages 26 to 28 and “The Business Combination – New Nuvini Earnout Shares” on pages 143 to 145.

Summary Historical Consolidated Financial Information of Nuvini, page 41

4.

Revise to remove the disclosures here regarding the restatement of the financial statements as of and for the year ended December 31, 2021 as you no longer label those financial statements as restated. Instead, revise to include a discussion of the various errors in your risk factor disclosures on page 88 where you discuss NVNI’s material weaknesses in internal control over financial reporting.

Response: In response to the Staff’s comment, the Company has removed such references in the section in the Amendment titled “Summary of the Proxy Statement/Prospectus – Summary Historical Consolidated Financial Information of Nuvini” on page 41 and revised the section in the Amendment titled “Risk Factors – Financial, Tax and Accounting-Related Risks – Nuvini S.A. has identified material weaknesses in its internal control over financial reporting. If Nuvini S.A. fails to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, Nuvini S.A. may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud.” on page 88.

Summary Unaudited Pro forma Condensed Combined Financial Information, page 44

5.

Please revise your description of the Minimum Cash Redemption Scenario on page 45 to clarify that if the Minimum Cash Condition is not satisfied and such condition is not waived by Nuvini, the Business Combination will not be completed and the shares of Mercato Class A Common Stock submitted for redemption in connection with the Business Combination will not be redeemed, consistent with the disclosure at the bottom of that page.

Response: In response to the Staff’s comment, the Company has revised the sections in the Amendment titled “Frequently Used Terms” on page v, “Summary of the Proxy Statement/Prospectus – Summary Unaudited Pro Forma Condensed Combined Financial Information” on page 44, and “Unaudited Pro Forma Condensed Combined Financial Information – Basis of Pro Forma Presentation” on page 206.

Risk Factors

In the event that a significant number of shares of Mercato Class A Common Stock are redeemed . . ., page 92

6.

We note your response to our prior comment 8 and reissue the comment in part. Please discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Amendment titled “Risk Factors – Risks for New Nuvini’s Stockholders Related to the Business Combination – In the event that a significant number of shares of Mercato Class A Common Stock are redeemed, Mercato Common Stock (or New Nuvini Ordinary Shares following the Business Combination) may become less liquid.” on page 96.

Certain unaudited financial information, page 157

7.	We note your response to our prior comment 12 and reissue the comment. Please revise to include the full projections presented to the board, rather than the summary provided.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Amendment titled “The Business Combination – Certain Unaudited Projected Financial Information” on pages 157 to 164.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 202

8.

Please revise to remove the second paragraph regarding the unaudited pro forma condensed statements of income for the year ended December 31, 2022, as it is already disclosed in your basis of presentation discussion on page 203. To the extent you want to include this disclosure in the introduction, revise to ensure you also address the unaudited pro forma condensed combined statement of financial position.

Response: In response to the Staff’s comment, the Company has removed such reference from page 204 of the Amendment.

Basis of Pro Forma Presentation, page 204

9.

Please tell us and revise to disclose your intent to waive the minimum cash requirement, if necessary. Irrespective of the disclosures provided on page 30 in response to prior comment 5, to the extent you do not intend to waive such requirement, tell us why you believe it is appropriate to reflect redemption scenarios beyond the minimum cash redemption scenario level. If you intend to waive such requirement, revise to indicate as such. In addition, tell us why you believe it is appropriate to reflect redemption scenarios that result in negative cash (e.g. 75% and maximum redemption scenarios) if you will not have the cash to pay for such redemptions or revise your disclosures to explain how you intend to fund these redemptions. To the extent you plan to fund the redemptions with additional financing you have yet to obtain, tell us your consideration to remove these two columns from the presentation and instead, describe the impact of these scenarios in the notes to the pro forma financial statements, including how you intend to pay for such redemptions and what would happen if you were unable to obtain such funding.

Response: In response to the Staff’s comment, the Company has revised the sections in the Amendment titled “Summary of the Proxy Statement/Prospectus – Summary Unaudited Pro Forma Condensed Combined Financial Information” on pages 44 to 47, “The Business Combination – Redemption Rights” on page 166, “Unaudited Pro Forma Condensed Combined Financial Information – Basis of Pro Forma Presentation” on pages 206 to 210, “Notes to Unaudited Pro Forma Condensed Combined Financial Information – Note 1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” on pages 212 to 216, and “Beneficial Ownership of New Nuvini Securities” on pages 329 to 330.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 210

10.

You refer to two additional draws on the working capital loan subsequent to December 31, 2022. However, it appears that you have only reflected the R$524,400 draw on March 21, 2023 in pro forma adjustment (b) but not the draw for R$440,470 on March 10, 2023. Please explain or revise.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Notes to Unaudited Pro Forma Condensed Combined Financial Information – Note 1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” on page 211.

11.

We note your response to prior comment 15 where you referred to the revised section on pages 210 to 217; however, it is not clear where you discuss the Extension Promissory Instrument. As previously requested, please revise to include either pro forma adjustments or a note to the pro forma financial statements addressing the Extension Promissory Instrument. Ensure you disclose the amount issued since the most recent balance sheet date and the repayment terms of such Instrument.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Notes to Unaudited Pro Forma Condensed Combined Financial Information – Note 1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” on page 213.

12.

Please tell us and revise to clarify what the references to “(1)” and “(2)” in the liability to equity reclassification line item in the Reconciliation of Class A and Class B pro forma shares represent.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Notes to Unaudited Pro Forma Condensed Combined Financial Information – Note 1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” on page 214.

Growth Strategy, page 228

13.

Based on your disclosure, it appears you consider a company to be in your currently engaged pipeline if you have conducted an initial analysis. Please explain the basis for your statement that you could enter into non-binding letters of intent with any of the currently engaged companies at any time and clarify whether any of these companies have engaged in discussion regarding an M&A transaction with the company.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Business of Nuvini and Certain Information About Nuvini – Growth Strategy” on pages 228 to 229.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 241

14.

We note your revised disclosures in response to prior comment 22, which indicate that you utilize ARPU as a measure of consolidated performance. Please further revise to explain how ARPU is calculated and disclose the amount for each period presented.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Factors Affecting Nuvini S.A.’s Results of Operations – Key Performance Indicators” on page 242.

15.

We note from your disclosures on page 54 that your SaaS solutions typically have monthly terms, which renew automatically. Please explain, and revise to disclose, your basis for assuming monthly subscriptions will renew. In this regard, tell us and disclose the renewal rates for your monthly subscriptions for each period presented to support your assumptions. To the extent your measure of Recurrence % is a measure of renewal or retention, revise to indicate as such. Also, disclose what this measure represents and how it is calculated.

Response: In response to the Staff’s comment, the Company has revised the sections in the Amendment titled “Risk Factors – Risks Related to the Nuvini Group’s Business – The Nuvini Acquired Companies’ customers may choose not to renew existing engagements or enter into new engagements with the Nuvini Acquired Companies on terms acceptable to the Nuvini Group, or at all.” on page 54, “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Factors Affecting Nuvini S.A.’s Results of Operations – Key Performance Indicators” on page 242, and “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Growth through Acquisitions” on page 246.

16.

You disclose the number of clients for each period presented on page 231. Please revise your disclosures here to incorporate that information, and explain the difference, if any, in clients, customers and users.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Business of Nuvini and Certain Information About Nuvini – Customers” on pages 231 to 232.

Non-IFRS measures Key Performance Indicators, page 243

17.

Please revise to move these disclosures to follow the Results of Operations discussion, incorporating them with the disclosures beginning on page 253, such that the most directly comparable IFRS measures are presented with equal or greater prominence to the respective non-IFRS measures. Further, ensure net cash from (used in) operating activities is presented with equal or greater prominence to Free Cash Flow. Refer to Question 102.10(a) of the non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-IFRS Financial Measures” on pages 253 to 254.

18.

Please change the title of your Free Cash Flow measure to Adjusted Free Cash Flow since the measure includes adjustments other than capital expenditures. Further, revise the reconciliation to reflect the business acquisitions adjustment as a separate line item and explain further what this measure, as adjusted for businesses acquisitions, is intending to convey. Also, revise to remove the reference to free cash flow as a performance measure as you reconcile this measure to the most directly comparable IFRS measure of operating cash flows. Refer to Question 102.07 of the C&DIs.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-IFRS Financial Measures” on pages 253 to 254.

19.

You disclose a limitation of the Free Cash Flow measure is that it does not include cash outflows for investing cash flow activity. Since the adjustments in the periods presented equal the cash out flows for investing activities, please revise this disclosure to further explain this limitation.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-IFRS Financial Measures – Adjusted Free Cash Flow” on page 254.

Comparison of Fiscal Years Ended December 31, 2022 and 2021, page 250

20.

Please revise your disclosures for each line item discussed and include the quantified impact of including a full year of operations from the Nuvini Acquired Companies in 2022 compared to a partial year in 2021 to the year over year change, and revise your explanations accordingly. Also, provide us with a breakdown of revenue from each of the companies acquired since fiscal 2020 for each period presented and revise to include such information along with an explanation of any material changes or trends from period to period, whether positive or negative. In this regard, we note that each of the acquired companies has a decentralized management structure and retains their own sales and marketing teams backed by Nuvini S.A.’s infrastructure.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Fiscal Years Ended December 31, 2022 and 2021” on pages 250 to 251. As to the Staff’s comment to provide a breakdown of revenues of Nuvini Acquired Companies starting fiscal 2020, the Company respectively acknowledges the Staff’s comment and advises the Staff that the Company believes that disclosing such granular details would be extraneous and competitively disadvantageous to the Company vis-a-vis its competitors (e.g. Roper Technologies, Inc.’s Form 10-Q for the quarter ended March 31, 2023, on its pages 20 to 22; Tyler Technologies, Inc. Form 10-Q for the quarter ended March 31, 2023, on its pages 23 to 24) that do not (and are not required to) publicly disclose that level of details and which would, in effect, provide those competitors an access to the Company’s proprietary information to the detriment of the Company, if so required by the Staff to disclose.

Going Concern, Liquidity and Capital Resources, page 254

21.

Please revise your disclosures on page 255 to state the total estimated seller payments recorded by Nuvini S.A. as of December 31, 2022. Also, revise to clarify how the various acquisition will be impacted if you are unable to meet your obligations under the Earnout Agreements with the sellers or are unable to extend or revise such terms as you have done in the past.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Going Concern, Liquidity and Capital Resources – Going Concern” on page 255.

Notes to Consolidated Financial Statements for the Years ended December 31, 2022 and 2021 Note 5. Business combinations, page F-75

22.	We note your revised disclosures on page F-78 in response to prior comment 27. Please further revise to clarify the following:

•	the amount of the third installment for Effecti payable in shares;

•	whether each of the three installments for Onclick are to be made in cash or shares, as the current reference is made to both; and

•	whether each of the three installments for Ipe are to be made in cash or shares.

Response: In response to the Staff’s comment, the Company has revised the sections in the Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Committments – Deferred and Contingent Considerations” on pages 263 to 264 and “Notes to Consolidated Financial Statements for the Years ended December 31, 2022 and 2021 – Note 5. Business Combinations” on pages F-78 to F-79. The Company also advises the Staff that the third installment for Effecti payable in shares is stated on pages 263 and F-79 and the value paid will be determined based on the valuation provided. There is not a formal value to add as this is a contingent consideration and not deferred.

Note 19. Share-based compensation plan, page F-101

23.

You disclose here that upon completion of an IPO, all unvested shares will be subject to a 50% acceleration. Please revise here, or as a subsequent event, to clarify that upon consummation of the business combination 50% of the unvested awards granted under the historical stock option plan to employees automatically vest, with the remainder being forfeited, consistent with adjustment (k) on page 212.

Response: In response to the Staff’s comment, the Company has revised the section in the Amendment titled “Notes to Consolidated Financial Statements for the Years ended December 31, 2022 and 2021 – Note 19. Share-based – Share option plan” on page F-101.

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If the Staff has comments or questions regarding our responses as set forth above or in the Amendment, we would appreciate an opportunity to discuss those matters in a conference call with the Staff. We are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned, through counsel, Edward S. Best of Mayer Brown LLP at +1 (312) 701-7100 or ebest@mayerbrown.com, if you have any other comments or questions.

Very truly yours,
NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name:	Pierre Schurmann
Title:	Chief Executive Officer

cc:	Edward S. Best

Mayer Brown LLP